Exhibit 99.60

Collective Mining Appoints Angela María Orozco Gómez as Non-Executive Director

TORONTO, ONTARIO – November 8, 2023 – Collective Mining Ltd. (TSX: CNL; OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce the appointment of Angela María Orozco Gómez as a Director of the Company.

“On behalf of the Board of Directors, I would like to welcome Angela to the Collective team”, stated Ari Sussman, Executive Chairman. “Angela is a proven executive with the right mix of public and private senior level experience that will complement our board and we look forward to working with her in advancing our projects.”

Mrs. Orozco Gómez is a seasoned executive with over 30 years of government and international experience. Most recently, Mr. Orozco Gómez was the Minister of Transport and Infrastructure, Colombia where she led various initiatives that secured public and private investments in the transportation and infrastructure industries. Mrs. Orozco Gómez has also been a partner in various private ventures that helped to represent industries in international trade disputes.

The appointment is effective immediately. Mrs. Orozco Gómez will be nominated for election at the Company’s next Annual General Meeting.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Social Media:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter.

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, delivering results to stakeholders, and Collective’s future plans and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions, including those identified in Collective’s most recent MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.